Exhibit 99.1

A2Z Receives Order For Additional Smart Carts From Yochananof For An Aggregate Of USD $10 Million

TEL AVIV, ISRAEL / May 5, 2022 / A2Z Smart Technologies Corp. (“A2Z” or the “Company”) (Nasdaq: AZ) (TSXV: AZ), today announced that Yochananof, a premier Israeli supermarket chain has placed a follow-on order for an aggregate of 1,000 Cust2Mate Smart Carts, after a successful initial rollout in their stores. The aggregate value of orders received from Yochananof has increased to approximately USD

$10 million. The increased order was confirmed with a USD $1.75 Million down payment. The remaining balance will be paid upon delivery of the carts which will occur on an ongoing basis and completed by October 31, 2022. Yochananof has committed to rolling out Cust2mate Smart Carts in all its stores in Israel.

A2Z’s state-of-the-art Cust2Mate Smart Cart streamlines the shopping experience by recognizing every purchased item and enabling in-cart payment so that shoppers skip lines, while also allowing retail grocers to direct shoppers to discounted products and in-store promotions to efficiently manage and move inventory.

“We’re thrilled that Yochananof is increasing the number of state-of-the-art Cust2Mate Smart Cart solutions for customers to 1,000 after a successful initial rollout in their stores,” commented Rafi Yam, CEO of Cust2mate. “Yochananof customers have expressed their satisfaction and indicated that the carts have greatly enhanced their overall shopping experience, so the chain is responding by adding more carts. This follow-on order validates the appeal and effectiveness of our Cust2Mate Smart Cart solution in a real-world setting, and we remain focused on identifying strategic opportunities to introduce our carts to a wider audience of retailers.”

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is the world’s first proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward- looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities — that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Contact Information:

IMS Investor Relations

John Nesbett/Jennifer Belodeau

Telephone: 203.972.9200

Email: a2z@imsinvestorrelations.com